BLACK MOUNTAIN MINERALS INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737

Fax: (416) 361-0923

July 3, 2002

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street N.W.
Washington, D.C. 20549

SUPPL

02042493

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-2218

Please find enclosed a copy of the unaudited Interim Financial Statements for the six months ended May 31st, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

BLACK MOUNTAIN MINERALS INC.

Per: J. Allan Ringler

JAR/cd

Encl.

BLACK MOUNTAIN MINERALS INC.

BALANCE SHEETS (PREPARED BY MANAGEMENT)

	May 31, 2002 (Unaudited)	November 30, 2001 (Audited)
ASSETS		
Current		
Cash and short term investments	$ 218,680	$ 249,372
Accounts receivable	5,156	8,058
	223,836	257,430
Oil and gas interests	1	1
Mining claims and deferred exploration expenditures	1	1
	$ 223,838	$ 257,432
LIABILITIES		
Current		
Accounts payable	$ 3,230	$ 3,931
SHAREHOLDERS' EQUITY		
Capital Stock		
Authorized		
Unlimited common shares		
Unlimited preferred shares		
Issued		
5,753,957 common shares	1,059,368	1,059,368
Deficit	(838,760)	(805,867)
	220,608	253,501
	$ 223,838	$ 257,432

BLACK MOUNTAIN MINERALS INC.

(PREPARED BY MANAGEMENT - UNAUDITED)

	Three Months Ended May 31,		Six Months Ended May 31,	
	2002	2001	2002	2001

STATEMENTS OF OPERATIONS AND DEFICIT

Expenses				
Accounting and corporate services	$ 2,250	$ 2,250	$ 4,680	$ 4,500
Shareholder relations	10,583	11,445	11,823	11,968
Legal and audit fees	2,250	-	2,250	-
Management fees	6,000	6,000	12,000	12,000
Directors' fees	2,250	2,250	2,250	2,250
Miscellaneous	745	518	876	1,172
	24,078	22,463	33,879	31,890
Less:				
Interest income	(421)	(2,579)	(986)	(5,297)
Net loss for the period	(23,657)	(19,884)	(32,893)	(26,593)
DEFICIT, beginning of period	(815,103)	(742,443)	(805,867)	(735,734)
DEFICIT, end of period	$ (838,760)	$ (762,327)	$ (838,760)	$ (762,327)
Loss per share (Note 4)	$ (0.004)	$ (0.003)	$ (0.006)	$ (0.005)
Weighted average number of common shares outstanding	5,753,957	5,753,957	5,753,957	5,753,957

STATEMENTS OF CASH FLOWS

Net loss for the period	$ (23,657)	$ (19,884)	$ (32,893)	$ (26,593)
Changes in non-cash operating working capital:				
Accounts receivable	(1,676)	(2,132)	2,902	1,144
Accounts payable	(722)	(2,357)	(701)	(3,124)
	(26,055)	(24,373)	(30,692)	(28,573)
Change in cash	(26,055)	(24,373)	(30,692)	(28,573)
Cash, beginning of period	244,735	318,717	249,372	322,917
Cash, end of period	$ 218,680	$ 294,344	$ 218,680	$ 294,344

BLACK MOUNTAIN MINERALS INC.

NOTES TO FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)

SIX MONTHS ENDED MAY 31, 2002

(UNAUDITED)

1.   ACCOUNTING POLICIES

The management of Black Mountain Minerals Inc. (the "Company") have prepared these unaudited financial statements for the second quarter ended May 31, 2002, in accordance with generally accepted accounting principles in Canada. These financial statements follow the same methods and policies used in the audited November 30, 2001 financial statements.

The disclosures in these interim financial statements do not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended May 31, 2002 are not indicative of the results that may expected for the full year ending November 30, 2002.

2.   INCOME TAXES

As of May 31, 2002, the Corporation's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have been offset by a valuation allowance. The valuation allowance will be reversed when it is more likely than not that the future tax assets or liabilities will be realized.

3.   RELATED PARTY TRANSACTIONS

During the period ended May 31, 2002, Harper Financial Corp. (Harper) was paid the sum of $12,000 as management fees. A major shareholder of the Company owns Harper.

4.   LOSS PER SHARE

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

5.   SEGMENTED INFORMATION

The Company has no reporting operating segments. Amounts disclosed in these financial statements for assets and liabilities, revenue, and loss for the period relate to administrative activities only.

SUPPLEMENT TO FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED MAY 31, 2002

As of the date of filing these interim financial statements on Sedar, there were 5,753,957 common shares outstanding.   This information complies with National Instrument 62-102 - Disclosure of Outstanding Share Data.